51-102F3
Material Change Report

Item 1   Name and Address of Company

              Qwick Media Inc. (the “Company”)
              104 – 8331 Eastlake Drive
              Burnaby, BC  V5A 4W2

Item 2   Date of Material Change

              May 9, 2019

Item 3   News Release

              The news release was disseminated on May 9, 2019 through Stockwatch and Market News.

Item 4   Summary of Material Change

The Company announced that it has appointed Bruce Dale to the board of directors.  The Company’s board of directors now consists of: Ross Tocher, Ted Cowie, Glenn Cumyn, Kevin McMillan and Bruce Dale.

Mr. Dale, resident of Surrey, BC, has been working in construction for the past 35 years managing a variety of project types in the commercial, institutional, residential and civil sectors. Some notable projects that Mr. Dale managed include the 61 storey Shangri-la Vancouver, UBC Pharmaceutical Sciences building, Vancity office tower, Bentall 5 office tower and several other office towers, shopping centres, hospitals, prisons as well as a stint in Florida on the Disney Animal Kingdom theme park.

Mr. Dale is primarily a builder with most recent position as Operations Manager at Ledcor Construction from 2014 to 2018 and Graham Construction from 2013 to 2014. He is currently consulting for Tidball Projects Ltd. as an owners representative building the Oakridge Redevelopment Project, a $3.5B undertaking.

As well, Mr. Dale is currently the chief operating officer for Blackcomb Façade Technologies, a curtain wall company specializing in passive house style windows to meet the demand for energy efficient buildings..

Item 5   Full Description of Material Change

5.1          Full Description of Material Change

The material change is fully described in Item 4 above and in the attached News Release.

5.2          Disclosure for Restructuring Transactions

                N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

               N/A

Item 7   Omitted Information

              None

Item 8   Executive Officer

              Ross Tocher
              CEO
              Phone: 604.818.4909

Item 9   Date of Report

              May 9, 2019

QWICK MEDIA INC.

CSE (CNSX): QMI
OTC: QWICKF

NEWS RELEASE

QWICK MEDIA ANNOUNCES APPOINTMENT OF A DIRECTOR

Vancouver, BC, May 9, 2019 – Qwick Media Inc. (CSE: QMI; OTC: QWICKF) (the “Company” or “Qwick”) is pleased to announce that it has appointed Bruce Dale to the board of directors.  The Company’s board of directors now consists of: Ross Tocher, Ted Cowie, Glenn Cumyn, Kevin McMillan and Bruce Dale.

Mr. Dale, resident of Surrey, BC, has been working in construction for the past 35 years managing a variety of project types in the commercial, institutional, residential and civil sectors. Some notable projects that Mr. Dale managed include the 61 storey Shangri-la Vancouver, UBC Pharmaceutical Sciences building, Vancity office tower, Bentall 5 office tower and several other office towers, shopping centres, hospitals, prisons as well as a stint in Florida on the Disney Animal Kingdom theme park.

Mr. Dale is primarily a builder with most recent position as Operations Manager at Ledcor Construction from 2014 to 2018 and Graham Construction from 2013 to 2014. He is currently consulting for Tidball Projects Ltd. as an owners representative building the Oakridge Redevelopment Project, a $3.5B undertaking.

As well, Mr. Dale is currently the chief operating officer for Blackcomb Façade Technologies, a curtain wall company specializing in passive house style windows to meet the demand for energy efficient buildings.

The CSE has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

QWICK MEDIA INC.

Ross Tocher
CEO

For further information, please contact:

Ross Tocher
Telephone: 604-818-4909
Email: ross@qwickmedia.com